Exhibit 99.1

ARIS MINING ANNOUNCES BOARD AND MANAGEMENT UPDATES

Ian Telfer Retires as Chair; Board and Management Structure Repositioned for Execution
Neil Woodyer Appointed Chair and Chief Executive Officer

Vancouver, Canada, January 22, 2026 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces an update to its Board and senior management structure, reflecting the Company’s transition into its next phase of growth execution. Aris Mining operates two underground mines in Colombia and has a development pipeline in Guyana and Colombia that supports its longer-term growth outlook to achieve annual gold production of approximately 1.0 million ounces1.

Board Leadership Changes:

•	Ian Telfer has retired from the Board of Directors and stepped down as Chair of Aris Mining. Mr. Telfer has served as Chair since February 2021 and played a key role in the formation and growth of Aris Mining, and its predecessor, Aris Gold. Following his retirement from the Board, Mr. Telfer will continue in an advisory capacity to support Aris Mining and the Board with the Company’s continued growth.

In connection with this transition, the Board has approved a streamlined governance structure:

•	Neil Woodyer, Founder of Aris Mining, has been appointed Chair and Chief Executive Officer, reflecting his central role in establishing the Company and leading its strategy, capital allocation, and operational growth.
•	David Garofalo has been appointed to the newly created role of Lead Independent Director, strengthening independent Board oversight while maintaining an efficient Board structure aligned with execution priorities.

Neil Woodyer, CEO of Aris Mining, commented “Ian has played an influential role in the development of Aris Mining as a company with high-quality assets, strong governance, and a clear long-term vision. On behalf of the Board and management, I thank Ian for his mentorship and leadership. We are pleased that he will continue to provide advice to the Company as we enter a period defined by execution and delivery. This more direct leadership structure positions Aris Mining to remain focused, decisive, and accountable.”

The Board and management extend their sincere appreciation to Mr. Telfer for his contributions and continued support of the Company.

The Board believes the combined role of Chair and CEO is appropriate at this stage of the Company’s development with the support of a strong Lead Independent Director with clearly defined authorities and a Board comprised of a majority of independent directors. The Lead Independent Director role includes responsibility for presiding over in-camera sessions of independent directors, approving Board agendas and information flow, and serving as the primary liaison between independent directors and management.

Management Leadership Changes:

In parallel with the Board changes, Aris Mining has implemented targeted senior management updates to support a more streamlined, execution-focused leadership structure:

•	Doug Bowlby has been promoted to President, supporting Neil Woodyer’s transition to Chair and Chief Executive Officer. In this role, the President will provide leadership across corporate strategy, capital markets, and corporate initiatives, supporting the Chief Executive Officer in advancing the Company’s priorities.

As part of this realignment, the Chief Operating Officer role has been eliminated, and Richard Thomas has departed the Company. The Board and management thank Mr. Thomas for his contributions and service.

Operational and project execution responsibilities will now be led directly by existing members of the Company’s senior leadership team:

•	Dustin VanDoorselaere, Senior Vice President, Operations, and
•	Cornelius (Corné) Lourens, Senior Vice President, Projects,

both of whom will report directly to the Chief Executive Officer.

This simplified structure is intended to enhance accountability, shorten decision-making pathways, and align leadership more directly with the Company’s operational execution and growth objectives.

All Board and management changes announced herein are effective immediately.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. The Company’s strategy combines current production and cashflow generation with transformational growth driven by expansions of its operating assets, exploration, and development projects. Aris Mining intends to unlock value through scale, diversification and execution. The Company is listed on the TSX (ARIS) and the NYSE-American (ARMN) and is led by an experienced team with a strong track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: Segovia and Marmato, which together produced 256,503 ounces of gold in 2025. With expansions underway, the Company is targeting an annual production rate of 500,000 ounces of gold, driven by the commissioning of a second mill at Segovia, completed in June 2025 and ramping up since, and the construction of the CIP plant at Marmato, with first gold expected in Q4 2026.

Beyond its operating assets, Aris Mining has a development pipeline that supports its longer-term growth outlook to achieve annual production of approximately 1.0 million ounces of gold1. In Guyana, Aris Mining owns the Toroparu gold project, where a Preliminary Economic Assessment was completed in October 2025 and a Prefeasibility Study is in progress, positioning the project to advance toward construction. In Colombia, Aris Mining also owns the high-grade Soto Norte gold project, where a Prefeasibility Study was completed in September 2025 that balances scale and strong economics with industry leading environmental and social design features. Environmental studies are being finalized and on schedule for submission in Q2 2026 to initiate the Soto Norte licensing process.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

1 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by NI 43-101, and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact including without limitation, statements related to the anticipated benefits to be derived from the new leadership structure, the anticipated changes to the roles and responsibilities of the President, production outlook, and statements included in the “About Aris Mining” section of this news release relating to the annual gold production targets, the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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